LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES
EXHIBIT 12—RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended
	September 30,
(dollars in millions)	2006	2005
Income before Federal Income Taxes and Cumulative Effect of Accounting Changes	$1,280	$779
Sub-total of Fixed Charges	171	83
Sub-total of Adjusted Net Income	1,451	862
Interest on Annuities & Financial Products	1,649	1,175
Adjusted Income Base	$3,100	$2,037
Fixed Charges:
Interest and Debt Expense	$154	$66
Portion of Rent Expense Representing Interest	17	17
Sub-total of Fixed Charges	171	83
Interest on Annuities & Financial Products	1,649	1,175
Sub-total of Fixed Charges	1,820	1,258
Preferred Dividends (Pre-tax)	*	*
Total Fixed Charges	$1,820	$1,258
* Less than $100,000

Ratio of Earnings to Fixed Charges:
Ratio of Earnings to Fixed Charges (Including Interest on Annuities and Financial Products) (1)	1.70	1.62
Excluding Interest on Annuities and Financial Products (2)	8.49	10.41
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (3)	1.70	1.62

1.
For purposes of determining this ratio, earnings consist of income before Federal income taxes, cumulative effect of accounting change, if any, and minority interests adjusted for the difference between income or losses from unconsolidated equity investments and cash distributions from such investments, plus fixed charges. Fixed charges consist of 1) interest and debt expense on short and long-term debt, junior subordinated debentures issued to affiliated trusts and capital securities; 2) interest on annuities and financial products and; 3) the portion of operating leases that are representative of the interest factor.

2.
Same as the ratio of earnings to fixed charges, except fixed charges and earnings in this calculation do not include interest on annuities and financial products. This coverage ratio is not required, but is provided as additional information. This ratio is commonly used by individuals who analyze LNC’s results.

3.
Same as the ratio of earnings to fixed charges, including interest on annuities and financial products, except that fixed charges include the pre-tax earnings required to cover preferred stock dividend requirements.